UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 001-13499
NOTIFICATION OF LATE FILING
(Check One):
☒   Form 10-K          ☐   Form 11-K          ☐   Form 20-F          ☐   Form 10-Q
     For Period Ended:     December 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For Transition Period Ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	Equity One, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	1600 N.E. Miami Gardens Drive

City, State and Zip Code:	North Miami Beach, Florida 33179

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.
Equity One, Inc. (the “Registrant”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) by the March 1, 2007 prescribed due date without unreasonable effort or expense because management needs additional time to complete its review process. Management anticipates that the Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Gregory R. Andrews,
Chief Financial Officer	(305)	947-1664

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):
☒   Yes               ☐   No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes               ☐   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report a significant change in the results of the operations for the year ended December 31, 2006 from the corresponding period for the last fiscal year. The Registrant anticipates that it will report a net income of $176,955,000 for the year ended December 31, 2006 compared to the net income of $92,741,000 for the year ended December 31, 2005. The Registrant anticipates that it will report a net income of $29,123,000 for the three months ended December 31, 2006 compared to the net income of $17,767,000 for the three months ended December 31, 2005.

Equity One, Inc.
(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2007	By:	/s/ Gregory R. Andrews
		Name:	Gregory R. Andrews
		Title:	Chief Financial Officer

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